Exhibit (a)(1)(i)

FIRST EAGLE PRIVATE CREDIT FUND

c/o First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

October 31, 2024

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by First Eagle Private Credit Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares that have been issued after December 31, 2023 will be subject to an “early repurchase deduction” (except in the case of death, divorce and other limited exceptions), which will reduce your proceeds by 2%. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on October 31, 2024 and end at 11:59 p.m., Eastern Time, on November 29, 2024. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: First Eagle Private Credit Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail - PO Box 219599, Kansas City, MO 64121-9599

Overnight Mail - 801 Pennsylvania Ave, Suite 219599, Kansas City, MO 64105-1307

Tel: 1-800-913-3124

Fax: 1-816-399-2935

Email: FRSTEAGLBD.AI@SSCINC.COM

All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on November 29, 2024.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 1-800-913-3124.

Sincerely,

First Eagle Private Credit Fund